SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2009

Commission file number: 001-10533	Commission file number: 000-20122

Rio Tinto plc	Rio Tinto Limited ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

2 Eastbourne Terrace London, W2 6LG, United Kingdom (Address of principal executive offices)	Level 33, 120 Collins Street Melbourne, Victoria 3000, Australia (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

EXHIBITS
SIGNATURES
EX-99.1
EX-99.2
EX-99.3
EX-99.4

EXHIBITS

99.1	6 July 2009	Divestment Rio Tinto reaches agreement to sell Alcan Packaging Food Americas division for US$1.2 billion

99.2	11 July 2009	Detention of employees Detention of four employees in Shanghai

99.3	15 July 2009	Quarterly operating report Rio Tinto operations review for the quarter ended June 2009

99.4	17 July 2009	Detention of employees Update on the detention of employees in Shanghai

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc (Registrant)		Rio Tinto Limited (Registrant)

By	/s/ Ben Mathews	By	/s/ Ben Mathews

	Name Ben Mathews Title Secretary		Name Ben Mathews Title Assistant Secretary

Date 4 August 2009		4 August 2009